FOR IMMEDIATE RELEASE

AutoChina International Reports Revised Financial Results for the
Second Quarter and Six Months Ended June 30, 2009

Q2 2009 Financial Highlights (1)
•	Revenues of $196.2 million, an increase of 69.7% year-over-year
•	Revenues from commercial vehicle sales and leasing business increased 202.2% to $61.0 million
•	Net income attributable to shareholders of $3.8 million, an increase of 108.0% year-over-year
•	Adjusted EBITDA of $8.7 million, an increase of 143.6% year-over-year

First Half 2009 Financial Highlights (1)
•	Revenues of $323.2 million, an increase of 48.7% year-over-year
•	Revenues from commercial vehicle sales and leasing business increased 227.4% to $71.0 million
•	Net income attributable to shareholders of $5.5 million, an increase of 79.1% year-over-year
•	Adjusted EBITDA of $12.9 million, an increase of 78.3% year-over-year

Operational Highlights
•	Company signs definitive agreement to sell automotive dealership business for approximately $68.9 million in June 2009; transaction expected to close during October 2009
•
Total number of commercial vehicle sales and leasing branches increased from 103 at December 31, 2008 to 142 at August 31, 2009; 1,535 vehicles were financed in the second quarter of 2009, compared to 580 vehicles in the second quarter of 2008

Beijing, China – September 30, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (OTCBB: AUCLF, AUCWF, AUCUF), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, reported revised financial results for its second quarter and six months ended June 30, 2009.  A summary of financial results is included below.

On September 10, 2009, the Company previously reported its results of operations for the second quarter and six months ended June 30, 2009 and 2008.  The Company has revised the disclosures throughout the original press release to correct the financial information contained therein, as well as the presentation of such financial information.  Net income, total assets, total equity and Adjusted EBITDA did not change.  This revised press release, and the financial information included herein, replaces the September 10, 2009 press release in its entirety.

The Company’s Chairman and CEO, Mr. Yong Hui Li, noted, “The first six months of 2009 was a transformational period in AutoChina’s history, as we became a public company, agreed to sell our passenger auto dealership business, and reported rapid growth of our commercial vehicle sales and leasing business.   Although we expect to initially generate lower revenues following the sale of the auto dealership business, we believe that the commercial vehicle business model that we have created provides a significant opportunity for growth, and the capital received from the sale of our auto-dealership business will allow for our Company to accelerate this process.  We continue to expand our operations, having grown the total number of branches related to our leasing business from 103 at December 31, 2008 to 142 at August 31, 2009, and we expect to open an additional 8 branches by the end of 2009.  We believe that we are well-positioned to capitalize on the commercial vehicle expansion in China and to build on our position in this highly fragmented market.  We had approximately $21.4 million in cash as of June 30, 2009, which does not incorporate the pending sale of the auto dealership business.”

AutoChina International Ltd.	Page 2
September 30, 2009

2009 Second Quarter Financial Review

The financial results prior to April 9, 2009 reflect those of the Company’s operating subsidiary, AutoChina Group, Inc. (“ACG”) on a stand-alone basis, without adjustment, prior to its acquisition by Spring Creek Acquisition Corp. on April 9, 2009.  In addition, the financial results through June 30, 2009 include those of the automotive dealership business, which is in the process of being sold.

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	Three Months Ended		Three Months Ended
	June 30, 2009		June 30, 2008
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Revenues	$196,217	100.0%	$115,648	100.0%	69.7%
New automobiles	$120,189	61.3%	$85,863	74.2%	40.0%
Commercial vehicles	$61,022	31.1%	$20,193	17.5%	202.2%
Parts and service	$12,832	6.5%	$8,773	7.6%	46.3%
Finance and insurance	$2,174	1.1%	$819	0.7%	165.4%
Gross profit	$12,235	6.2%	$6,523	5.6%	87.6%
SG&A	$4,732	2.4%	$3,846	3.3%	23.0%
Income from operations	$7,812	4.0%	$2,854	2.5%	173.7%
Net income attributable to shareholders	$3,792	1.9%	$1,823	1.6%	108.0%
Adjusted EBITDA	$8,659	4.4%	$3,555	3.1%	143.6%
Earnings per share
Basic	$0.43		$0.24		79.2%
Diluted	$0.38		$0.24		58.3%
Weighted average shares outstanding
Basic	8,741,952		7,745,625		-
Diluted	9,860,828		7,745,625		-

The Company reported revenues for the 2009 second quarter of $196.2 million, up 69.7% year-over-year from $115.6 million in the second quarter of 2008.  The Company’s revenues by sales category were as follows:
•	$120.2 million, or 61.3%, related to new automobiles
•	$61.0 million, or 31.1%, related to commercial vehicles

AutoChina International Ltd.	Page 3
September 30, 2009

•	$12.8 million, or 6.5%, related to parts and service
•	$2.2 million, or 1.1%, related to finance and insurance

The Company’s commercial vehicle sales and leasing business recorded 1,535 vehicle financing agreements and sales in the second quarter of 2009, compared to 580 vehicle financing agreements and sales in the second quarter of 2008.  In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first half of 2009.

As a percentage of revenues, overall gross margin increased slightly to 6.2% for the three months ended June 30, 2009, from 5.6% for the prior fiscal year period, which is in line with the increase in revenues.  The Company expects continued improvement in margins due to the increased contribution to revenues from the commercial vehicle sales and leasing business, which has higher margins than the dealership business.

For the three months ended June 30, 2009, selling, general and administrative (SG&A) expenses were $4.7 million, compared to $3.8 million for the same period of the prior year.  As a percentage of revenues, SG&A expenses decreased to 2.4% in the second quarter of 2009, from 3.3% in the prior year period, despite growth in the number of employees, commercial vehicle sales and leasing branches, and additional expenses incurred to operate as a public company since April 2009.

Net income attributable to shareholders for the second quarter of 2009 increased to $3.8 million, or $0.38 per diluted share based on 9.9 million weighted average diluted shares outstanding, compared to $1.8 million, or $0.24 per diluted share based on 7.7 million weighted average diluted shares outstanding in the second quarter of 2008.  Adjusted EBITDA for the quarter ended June 30, 2009 increased to $8.7 million from $3.6 million in the prior year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Six Months Ended June 30, 2009 Financial Review

A summary of financial results is included below:

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	Six Months Ended June 30, 2009		Six Months Ended June 30, 2008
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Revenues	$323,225	100.0%	$217,405	100.0%	48.7%
New automobiles	$225,094	69.6%	$178,337	82.0%	26.2%
Commercial vehicles	$70,958	22.0%	$21,674	10.0%	227.4%
Parts and service	$24,041	7.4%	$16,575	7.6%	45.0%
Finance and insurance	$3,132	1.0%	$819	0.4%	282.4%
Gross profit	$20,154	6.2%	$12,245	5.6%	69.6%
SG&A	$9,674	3.0%	$6,478	3.0%	49.3%
Income from operations	$11,012	3.4%	$6,004	2.8%	83.4%
Net income attributable to shareholders	$5,493	1.7%	$3,067	1.4%	79.1%
Adjusted EBITDA	$12,854	4.0%	$7,208	3.3%	78.3%
Earnings per share
Basic	$0.67		$0.40		67.5%
Diluted	$0.62		$0.40		55.0%
Weighted average shares outstanding
Basic	8,246,541		7,745,625		-
Diluted	8,809,069		7,745,625		-

AutoChina International Ltd.	Page 4
September 30, 2009

For the six months ended June 30, 2009, revenues increased 48.7% to $323.2 million, from $217.4 million in the comparable prior year period.  The Company’s revenues by sales category were as follows:

•	$225.1 million, or 69.6%, related to new automobiles
•	$71.0 million, or 22.0%, related to commercial vehicles
•	$24.0 million, or 7.4%, related to parts and service
•	$3.1 million, or 1.0%, related to finance and insurance

As a percentage of revenues, overall gross margin increased slightly to 6.2% for the six months ended June 30, 2009, from 5.6% for the prior fiscal year period, which is in line with the increase in revenues.

For the six months ended June 30, 2009, SG&A expenses were $9.7 million, compared to $6.5 million for the same period of the prior year.  As a percentage of revenues, SG&A expenses remained flat at 3.0% for the six months ended June 30, 2009 and June 30, 2008, respectively.

Net income attributable to shareholders was $5.5 million, or $0.62 per diluted share based on 8.8 million weighted average diluted shares outstanding, for the six months ended June 30, 2009, compared to $3.1 million, or $0.40 per diluted share based on 7.7 million weighted average diluted shares outstanding in the prior year period.  Adjusted EBITDA for the six months ended June 30, 2009 increased to $12.9 million from $7.2 million in the prior year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Pro forma statements of income for the six months ended June 30, 2009 and the year ended December 31, 2008 and a pro forma balance sheet as of June 30, 2009, to present the pending sale of the automotive dealership business segment as a discontinued operation, are presented below.

AutoChina International Ltd.	Page 5
September 30, 2009

Balance Sheet Highlights

As of June 30, 2009, the Company had cash and cash equivalents of $21.4 million, working capital of $15.6 million, and equity of $72.8 million.  These totals do not incorporate the impact of the Company’s pending agreement to sell its consumer auto dealership business to Xinjiang Guanghui Industry Investment (Group) Co. for a cash payment of approximately $68.8 million (RMB470 million), which is expected to close in October 2009.  The Company does not expect to recognize a loss on this transaction.

Additional information with respect to the Company, including its business and operations, is available in the Company’s filings with the SEC (available without charge at www.sec.gov).

About AutoChina International Limited

AutoChina International Limited (OTCBB: AUCLF, AUCWF, AUCUF) is a leading one-stop commercial auto financing and sales company in China.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

AutoChina International Ltd.	Page 6
September 30, 2009

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

Use of Non-GAAP Measures
AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including net income attributable to noncontrolling interests, equity in earnings (loss) of unconsolidated subsidiaries, accretion of share repurchase obligations and acquisition-related costs.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(+86) (311) 8569-6386 / jcwang@autochinaintl.com

Investor Relations:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 7
September 30, 2009

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (In thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
New automobiles	$120,189	$85,863	$225,094	$178,337
Commercial vehicles	61,022	20,193	70,958	21,674
Parts and service	12,832	8,773	24,041	16,575
Finance and insurance	2,174	819	3,132	819
Total revenues	196,217	115,648	323,225	217,405

Cost of sales
New automobiles	115,409	83,415	216,439	172,108
Commercial vehicles	58,241	19,275	67,782	20,676
Parts and service	10,332	6,435	18,850	12,376
Total cost of sales	183,982	109,125	303,071	205,160

Gross profit	12,235	6,523	20,154	12,245

Operating expenses
Selling and marketing	2,328	1,984	4,908	3,280
General and administrative	2,404	1,862	4,766	3,198
Other income, net	(309)	(177)	(532)	(237)
Total operating expenses	4,423	3,669	9,142	6,241

Income from operations	7,812	2,854	11,012	6,004

Other income (expense)
Floor plan interest expense	(201)	(209)	(428)	(452)
Other interest expense	(630)	(387)	(923)	(863)
Other interest expense, related parties	(221)	-	(221)	-
Interest income	117	89	219	228
Accretion of share repurchase obligations	(310)	-	(310)	-
Equity in earnings (loss) of unconsolidated subsidiaries	37	(6)	37	(17)
Acquisition-related costs	(287)	-	(295)	-
Other income (expense), net	(1,495)	(513)	(1,921)	(1,104)

Income from continuing operations before income taxes	6,317	2,341	9,091	4,900

Income tax provision	1,855	261	2,539	1,065
Income from continuing operations	4,462	2,080	6,552	3,835
Income (loss) from discontinued operations, net of taxes	-	16	-	(151)

Net income	4,462	2,096	6,552	3,684
Less: Net income attributable to noncontrolling interests	(670)	(273)	(1,059)	(617)
Net income attributable to shareholders	$3,792	$1,823	$5,493	$3,067

AutoChina International Ltd.	Page 8
September 30, 2009

CONDENSED CONSOLIDATED STATEMENTS OF INCOME - Continued
 (In thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share
Basic
Continuing operations	$0.43	$0.24	$0.67	$0.42
Discontinued operations	-	-	-	(0.02)
	$0.43	$0.24	$0.67	$0.40

Diluted
Continuing operations	$0.38	$0.24	$0.62	$0.42
Discontinued operations	-	-	-	(0.02)
	$0.38	$0.24	$0.62	$0.40

Weighted average shares outstanding

Basic	8,741,952	7,745,625	8,246,541	7,745,625

Diluted	9,860,828	7,745,625	8,809,069	7,745,625

Amounts attributable to shareholders
Income from continuing operations,net of taxes	$3,792	$1,807	$5,493	$3,218
Discontinued operations, net of taxes	-	16	-	(151)
Net income	$3,792	$1,823	$5,493	$3,067

AutoChina International Ltd.	Page 9
September 30, 2009

CONDENSED CONSOLIDATED BALANCE SHEETS
 (In thousands, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$21,404	$17,406
Restricted cash	53,348	40,824
Restricted cash held in escrow	4,987	-
Note receivable	769	-
Accounts receivable	3,238	4,272
Inventories	35,032	37,463
Deposits for inventories	34,640	21,621
Prepaid expenses and other current assets	4,955	5,474
Due from unconsolidated subsidiary	220	529
Current maturities of net investment in sales-type leases	43,907	14,867
Deferred income tax assets	2,066	1,020
Total current assets	204,566	143,476

Investment in unconsolidated subsidiaries	266	229
Property, equipment and leasehold improvements, net	28,541	26,907
Net investment in sales-type leases, net of current maturities	28,730	8,492
Goodwill	941	941

Total assets	$263,044	$180,045

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$12,010	$12,379
Notes payable	21,814	3,921
Note payable to EarlyBird Capital	429	-
Trade notes payable	70,368	60,134
Accounts payable	5,364	1,270
Accounts payable, related parties	27,761	2,272
Other payables and accrued liabilities	8,867	5,189
Share repurchase obligations	8,218	-
Due to affiliates	10,592	5,894
Customer deposits	6,269	3,224
Customer deposits, related party	14,696	16,095
Income tax payable	2,923	1,674
Total current liabilities	189,311	112,052

AutoChina International Ltd.	Page 10
September 30, 2009

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(In thousands, except share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
Long term debt
Net deferred income tax liabilities	$973	$405

Total liabilities	190,284	112,457

Equity
Ordinary shares	11	9
Additional paid-in capital	34,625	35,912
Statutory reserves	741	741
Retained earnings	23,284	17,791
Accumulated other comprehensive income	6,228	6,185
Total shareholders’ equity	64,889	60,638
Noncontrolling interests	7,871	6,950
Total equity	72,760	67,588

Total liabilities and equity	$263,044	$180,045

AutoChina International Ltd.	Page 11
September 30, 2009

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands)

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Cash flow from operating activities:

Net income attributable to shareholders	$5,493	$3,067

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,842	1,355
Loss on disposal of property, equipment and leasehold improvements	90	-
Deferred income taxes	(478)	(105)
Equity in earnings of unconsolidated subsidiaries	(37)	(17)
Gain on disposal of equity in subsidiary	-	(2,516)
Accretion of share repurchase obligations	310	-
Noncontrolling interests	1,059	617

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,034	(559)
Net investment in sales-type leases	(49,278)	(19,828)
Inventories	2,431	(26,235)
Deposits for inventories	(13,019)	5,007
Prepaid expense and other current assets	583	427
Floor plan notes payable – manufacturer affiliated	(369)	(189)
Trade notes payable	10,234	17,257
Accounts payable	4,094	9,146
Other payables and accrued liabilities	542	(2,650)
Customers deposits	3,045	(1,488)
Customers deposits, related party	(1,399)	-
Income tax payable	1,249	432
Net cash provided by discontinued operations	-	10,553

Net cash used in operating activities	$(32,574)	$(5,726)

AutoChina International Ltd.	Page 12
September 30, 2009

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW - Continued
(In thousands)

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Cash flow from investing activities:

Business acquisitions, net of cash acquired	$-	$542
Purchase of property, equipment and leasehold improvements	(2,126)	(6,051)
Proceeds from the sale of property, equipment and leasehold improvements	1,024	68
Cash received from sale of equity in subsidiary	2,928	-
Cash relinquished upon sale of equity in discontinued subsidiary	-	(5,432)
Increase in note receivable	(769)	-
Increase in restricted cash	(12,524)	(5,361)

Net cash used in investing activities	(11,467)	(16,234)

Cash flow from financing activities:
Floor plan borrowings - non-manufacturer affiliated, net	-	44
Proceeds from borrowings	35,960	2,076
Repayments of borrowings	(18,067)	-
Proceeds from affiliates	4,548	17,801
Proceeds from accounts payable, related party	25,489	-
Notes payable, related parties	-	(12,538)
Capital contributions	-	10,838
Cash acquired in reverse merger	1,697	-
Repurchase of warrants subsequent to closing of reverse merger	(449)
Dividends paid to noncontrolling interest	(1,250)	-

Net cash provided by financing activities	47,928	18,221

Effect of foreign currency translation on cash	111	(1)

Net increase (decrease) in cash and cash equivalents	3,998	(3,740)

Cash and cash equivalents, beginning of the period	17,406	12,820

Cash and cash equivalents, end of the period	$21,404	9,080

Supplemental Disclosure of Cash Flow Information:

Interest paid	$1,572	$1,355
Income taxes paid	$1,617	$1,104

AutoChina International Ltd.	Page 13
September 30, 2009

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

June 30,
2009
(unaudited)
Assets:

Current assets:

Cash and cash equivalents	$5,589
Restricted cash	12,444
Restricted cash held in escrow	4,987
Note receivable	769
Accounts receivable	1,583
Inventories	245
Deposits for inventories	14,332
Prepaid expenses and other current assets	1,194
Current maturities of net investment in sales-type leases	43,907
Deferred income tax assets	1,700
Assets of discontinued operations	145,816

Total current assets	232,566

Property, equipment and leasehold improvements, net	28,730
Net investment in sales-type leases, net of current maturities	1,748

Total assets	$263,044

AutoChina International Ltd.	Page 14
September 30, 2009

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

June 30, 2009
(unaudited)

Current liabilities:
Trade notes payable	$12,444
Notes payable to EarlyBird Capital	429
Accounts payables	3,569
Accounts payables, related parties	27,761
Other payables and accrued liabilities	5,036
Share repurchase obligations	8,218
Due to affiliates	10,842
Customer deposits	2,159
Customer deposits, related parties	14,696
Income tax payable	709
Liabilities of discontinued operations	103,448

Total current liabilities	189,311

Long term debt:
Net deferred income tax liabilities	973

Total liabilities	190,284

Equity:

Ordinary shares	11
Additional paid-in capital	34,625
Statutory reserves	741
Retained earnings	23,284
Accumulated other comprehensive income	6,228
Total shareholders’ equity	64,889
Noncontrolling interests	7,871

Total equity	72,760

Total liabilities and equity	$263,044

AutoChina International Ltd.	Page 15
September 30, 2009

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Reclassified For Discontinued Operations)
(In thousands, except share and per share data)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(unaudited)

Revenues:
Commercial vehicles	$70,958	$34,059
Finance and insurance	2,916	2,239
	73,874	36,298
Cost of sales:
Commercial vehicles	67,782	31,970
Gross profit	6,092	4,328

Operating expenses:
Selling and marketing	920	965
General and administrative	1,991	2,177
Other income, net	(50)	(162)
Total operating expenses	2,861	2,980
Income from operations	3,231	1,348

Other income (expense) :
Other interest expense	(207)	(5)
Other interest expense, related parties	(221)	-
Interest income	12	14
Accretion of share repurchase obligations	(310)	-
Acquisition-related costs	(295)	-
Other income (expense), net	(1,021)	9
Income from continuing operations before income taxes	2,210	1,357
Income tax provision	342	185
Income from continuing operations	1,868	1,172
Income from discontinued operations, net of income taxes	3,625	6,871
Net income attributable to shareholders	$5,493	$8,043

Earnings per share
Basic
Continuing operations	$0.23	$0.15
Discontinued operations	0.44	0.89
	$0.67	$1.04
Diluted
Continuing operations	$0.21	$0.15
Discontinued operations	0.41	0.89
	$0.62	$1.04

Weighted average shares outstanding
Basic	8,246,541	7,745,625
Diluted	8,809,069	7,745,625

AutoChina International Ltd.	Page 16
September 30, 2009

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(In thousands)

A reconciliation of Adjusted EBITDA to net income attributable to shareholders is provided below:

In USD thousands(unaudited)	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Net income attributable to shareholders	$3,792	$1,823	$5,493	$3,067
Net income attributable to noncontrolling interests	670	273	1,059	617
Interest expense	1,052	596	1,572	1,315
Interest income	(117)	(89)	(219)	(228)
Equity in earnings (loss) of unconsolidated subsidiaries	(37)	6	(37)	17
Income tax provision	1,855	261	2,539	1,065
Accretion of share repurchase obligations	310	-	310	-
Acquisition-related costs	287	-	295	-
Depreciation and amortization	847	685	1,842	1,355
Adjusted EBITDA	$8,659	$3,555	$12,854	$7,208